Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2812	RFENYES@STBLAW.COM

VIA EDGAR

November 13, 2017

Re:	Acceleration Request for Gardner Denver Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-221519)

Securities and Exchange Commission
 Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Gardner Denver Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:30 p.m., Washington, D.C. time, on November 15, 2017, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very truly yours,
/s/ Richard A. Fenyes
Richard A. Fenyes

cc:	Securities and Exchange Commission
Heather Percival

GARDNER DENVER HOLDINGS, INC.
222 East Erie Street, Suite 500
 Milwaukee, Wisconsin 53202

November 13, 2017

VIA EDGAR

Re:	Gardner Denver Holdings, Inc.
Registration Statement on Form S-1
File No. 333-221519

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Amanda Ravitz

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gardner Denver Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:30 p.m., Washington, D.C. time, on November 15, 2017, or as soon as possible thereafter.

[Signature Page Follows]

Very truly yours,

GARDNER DENVER HOLDINGS, INC.

By:	/s/ Andrew Schiesl
	Name:	Andrew Schiesl
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

[Signature Page to Company Acceleration Request]

November 13, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Gardner Denver Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-221519)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 25,300,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:30 p.m., Washington D.C. time, on November 15, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 13, 2017, through the date hereof:

Preliminary Prospectus dated November 13, 2017:
205 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Clayton H. Hale III
	Name:	Clayton H. Hale III
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]